UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of December, 2003

Commission File: 33-80178

PRESS RELEASE

Tembec temporarily shuts Tarascon pulp mill in Southern France

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                        FOR IMMEDIATE RELEASE

Tembec temporarily shuts Tarascon pulp mill in Southern France

Montreal, QC, December 4, 2003 – Tembec announced today that it has temporarily shut down its Tarascon pulp mill located next to the Rhône River in Southern France. The Rhône breached historical high water levels due to heavy rainfall and high winds which impeded its outflow to the Mediterranean. At the peak of the flood on December 3rd, the water level at the mill site reached 1.4 metres.

In anticipation of a flood, Tembec had activated its emergency plan and had shut down the pulp mill on Tuesday, December 2, 2003. Procedures to protect the assets of the Company were quickly implemented and critical motors and equipment were removed.

This morning, after four days of heavy rainfall, Météo France has withdrawn the Orange Alert for the area and is forecasting improved weather conditions. Based on current conditions, the Tembec maintenance team will be able to enter the mill on Friday, December 5th to assess the extent of damage. The Company anticipates that the shutdown of the mill could extend over several weeks and currently estimates that lost production could reach approximately 15,000 tonnes.

Tembec has informed all the mill's customers directly that it will continue to ship product from available inventory. In order to mitigate the impact of any possible delay in shipment dates, the Company is also developing plans to produce and ship softwood pulp from its other Kraft mill located in Southern France which was not affected by the inclement weather conditions.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion, with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's common shares are listed on The Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Terrence P. Kavanagh President Pulp and Paper Group Tembec Inc. Tel: (819) 627-4285	Charles J. Gagnon Vice President, Corporate Relations Tembec Inc. Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 8, 2003